Exhibit A

Press Release
Ceragon Acquires Nera – Jan. 19, 2011

Ceragon Networks Acquires NERA Networks AS (NAS)

Combined Company Positioned to Become the Number One Wireless Backhaul
Specialist; New Company Logo Unveiled

Conference call today, January 19, at 2:30 p.m. EST to discuss the acquisition

Paramus, New Jersey, January 19, 2011 - Ceragon Networks Ltd. (NASDAQ: CRNT), the provider of high-capacity, 4G/LTE-ready wireless backhaul networks, announced today that it has entered into a definitive agreement to acquire all of the outstanding shares of Nera Networks AS (NAS), headquartered in Bergen, Norway from Eltek ASA (http://www.eltek.com). The consideration for the acquisition is approximately $48.5 million on a cash-free/debt free basis.

NAS is a leading manufacturer of microwave radio systems and a leading expert in long distance microwave links.  With over 60 years of RF and microwave solutions design NAS is also well known for its excellent project management and turnkey project capabilities. The company has a global customer base, including several Tier One operators in Europe, Latin America and Africa.

Following today’s closing of the transaction, both companies’ assets and core competencies will be combined into a single integrated organization, product family and customer base.

The transaction accelerates Ceragon's strategic plans, as the combination of the two companies achieves immediate scale and reach to enable Ceragon to successfully and fully capitalize on global opportunities; NAS’ strength in Latin America and Africa complements Ceragon’s position in Europe, Asia and North America, and adds experienced, professional services staff and capabilities around the world. The combination of Ceragon and NAS will result in the industry’s most complete family of both short and long-haul microwave backhaul solutions, with an advantageous cost structure as Ceragon’s proven design to cost effectiveness is applied, over time, to the full product family.

The acquisition will be funded through a combination of cash on hand and approximately $35 million of bank debt. The transaction is expected to be accretive on a quarterly basis by the end of 2011.  On an annual basis, the acquisition is expected to be dilutive in 2011 and substantially accretive in 2012.  Once the integration has been completed and several additional quarters of operational improvements have been implemented, the company is targeting a combined operating model for 2012 with gross margins similar to Ceragon’s current level, and operating profit of 10% based on a quarterly combined run rate revenue of about $150 million.

 “This is a very important step for both our companies, and one which will allow us - together - to immediately become the premier microwave backhaul specialist at a crucial juncture for the industry,” said Ira Palti, President and CEO of Ceragon Networks. “We are in the early stages of a period of demand driven by continued subscriber growth in key regions and exponential increases in mobile data.  During such a period, scale and reach are particularly important.  This combination enables us to achieve both and allows for smooth integration due to the complementary nature of the two companies.”

Jørgen Larsen, CEO of Eltek ASA said: ”Eltek has evaluated several strategic alternatives for the future development of the microwave transmission activities in Nera Networks and  we believe that a business combination of NAS with Ceragon, a leading wireless backhaul player, will provide the highest benefit to NAS’ customer base.”

*     *     *

Conference Call Today at 2:30 p.m. EST

A conference call will follow today, January 19th, beginning at 2:30 p.m. EST. Investors are invited to join the Company’s teleconference by calling (800) 288-9626 or international (612) 332-0718 at 2:20 p.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0 selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (800) 475-6701 (International) (320) 365-3844, Access Code: 189297

A replay of both the call and the webcast will be available through February 19, 2011.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is a leading provider of high capacity LTE/4G-ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 200 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

About Eltek:
Eltek is a strategic technology partner within power solutions and microwave radio transmission, through its three business units Eltek Valere, Nera Networks and Nera Telecommunications. The company reported revenue of NOK 5.8 billion in 2009, and had close to 3,330 employees in more than 50 countries at the end of 2009. Following the divestment of Nera Networks, Eltek will focus on its core business in telecom power and power electronics solutions for industrial applications and renewable markets such as solar power and electric vehicles. Eltek is listed on Oslo Stock Exchange and headquartered in Drammen, Norway.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

Join the discussion

 Statements contained in this press release that are not historical facts, including statements regarding the consummation of the transaction, and the timing thereof, the expected benefits of the transaction, the future market for the companies' products, future financial and operating results, plans, objectives, expectations and intentions, including plans with respect to future products and the continued support of Nera customers after the closing of the transaction, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Many of these risks and uncertainties cannot be predicted with accuracy and some might not even be anticipated. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that the businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera business may not perform as expected, and other risks, some of which are discussed in Ceragon’s annual reports on Form 20-F filed with the Securities and Exchange Commission under the caption Risk Factors. Any forward-looking statement is qualified by reference to these risks factors. These risks and factors are not exclusive, and Ceragon undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com .